EXHIBIT 10.4

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is knowingly and voluntarily made and entered into as of April 29, 2025, by and between Transocean Offshore Deepwater Drilling Inc. (“TODDI”) and Jeremy D. Thigpen (hereinafter, “you” or “Executive”). All references in this Agreement to “Transocean” shall mean Transocean Ltd. and its parent, subsidiaries, affiliates and related entities, including TODDI.

1.	Employment. Commencing May 1, 2025 (the “Transition Date”) your service in the role of Chief Executive Officer of Transocean Ltd. will cease. You agree to remain on the Board of Directors of Transocean Ltd. (the “Board”) and to remain an employee of TODDI for the period (the “Employment Period”) beginning on the Transition Date and ending on the date of the annual general meeting of shareholders in 2027 (the “2027 AGM”). You agree to provide services as described in Section 2 during the period from the Transition Date to the date of the annual general meeting of shareholders in 2025, and thereafter, subject to your election to the Board by the shareholders of Transocean Ltd., to serve as Executive Chair of the Board. In the position of Executive Chair of the Board, you will remain a full-time employee of TODDI and a member of Transocean’s Executive Management Team.
2.	Duties. In your role as an employee of TODDI and as Executive Chair of the Board, you will be responsible for long-term strategic leadership, and you will be expected to ensure effective governance at the Board level, to mentor and support the successor Chief Executive Officer, to provide outreach to investors and major customers, to provide strategic oversight of corporate transactions, and to assist with government relations.
3.	Compensation During Initial Period. Under the terms of your prior Employment Agreement with TODDI dated August 23, 2016 (the “Prior Employment Agreement”), you are entitled to twelve months' notice (the “Notice Period”) of termination of your employment relationship and to certain compensation during the Notice Period (the “Notice Period Payments”). In recognition of your waiver of continuing rights under the Prior Employment Agreement and your continued service as an employee of TODDI in the position of Executive Chair of the Board, you will be entitled to the compensation set forth below during the one-year period commencing on the Transition Date (the “Initial Period”).
(A)During the Initial Period, TODDI agrees to provide you with a gross amount equal to $2,702,500, payable in 24 semi-monthly installments, less applicable withholding.
(B)During the Initial Period, you shall continue to receive group medical insurance benefits, subject to your payment to TODDI of the monthly cost paid by similarly situated active employees.  Except as specifically set forth below, you will be eligible to participate in other Transocean benefit plans on the terms and conditions set forth in such plans. Nothing in this Agreement shall limit or constrain in any way Transocean’s ability to amend the terms and/or conditions of the benefits provided.
(C)You will be entitled to receive a pro-rata portion of one-third of your payment under the Performance Award and Cash Bonus Plan (“AIP”) for 2025 based upon your four months of service prior to the Transition Date, with the amount payable based on performance achieved as determined by the Board.
(D)You will be eligible to be considered for an award under the Transocean Ltd. 2015 Long-Term Incentive Plan (the “LTIP”) in 2026 prior to the expiration of the Initial Period, subject to the full discretion of the Board with respect to the grant of an award and the terms thereof.
(E)In the event the shareholders of Transocean Ltd. do not elect you to serve on the Board at the 2025 annual general meeting of shareholders, you will remain an employee during the Initial Period and shall be entitled to the benefits described in this Section 3.  TODDI shall have the right to release you from your obligation to work (i.e., place you on garden leave) during the remainder of the Initial Period.  In the event your employment is terminated upon the expiration of the Initial Period, your termination of employment shall be treated as an “Involuntary Termination” for purposes of vesting treatment for awards made under the LTIP while you were an employee.
4.	Compensation for Service as Executive Chair Following Initial Period. During the period in which you serve as Executive Chair following the expiration of the Initial Period through the date of the 2027 AGM, you will continue in the capacity of an employee of TODDI; however, your compensation will be limited as described below.
(A)Your compensation during your service as Executive Chair following the expiration of the Initial Period through the date of the 2027 AGM will be as determined by the Compensation Committee of the Board in its sole discretion; provided, however, that you will be entitled to continued vesting of outstanding equity awards under the LTIP during your service on the Board.  Any compensation following the date of the 2027 AGM shall also be determined by the Board in its sole discretion.
(B)During your service as Executive Chair of the Board you will continue to be eligible to receive group medical insurance benefits, subject to your payment to TODDI of the monthly cost paid by similarly situated active employees. The date of your cessation of service in the role of Executive Chair of the Board shall be the “qualifying event” date under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).  You may elect to continue group medical insurance benefits under COBRA, if applicable, following qualifying event at your own cost, and enrollment materials will be separately provided. Except as specifically set forth below, you will be eligible to participate in other Transocean benefit plans on the terms and conditions set forth in such plans.
(C)Following the Initial Period, you will not be eligible to receive an employee award under the Transocean Ltd. Long-Term Incentive Plan (the “LTIP”) or to receive any benefit under the AIP.  You will be entitled to continued vesting of outstanding equity awards granted under the LTIP during your service on the Board in accordance with the terms thereof.  In the event you are not nominated or elected to serve on the Board at the annual general meeting of shareholders in 2026 (the “2026 AGM”), 2027 or 2028, or you cease service as Executive Chair by action of the Board at the 2026 AGM, your termination of employment shall be treated as an “Involuntary Termination” for purposes of vesting treatment for outstanding awards granted under the LTIP.
5.	Executive Management Team Proposal. Your compensation under this Agreement shall be reduced by the Company to the extent that the compensation exceeds the amount allocated to you in the executive management team proposal included in Transocean Ltd.’s definitive proxy statement and approved by the Transocean Ltd. shareholders at the most recent annual general meeting of shareholders.
6.	Cooperation. Following the termination of your service as Executive Chair of the Board, you agree to reasonably cooperate with and make yourself available on a continuing basis to Transocean and its representatives and legal advisors in connection with any matters in which you are or were involved during your employment with Transocean or any existing or future claims, investigations, administrative proceedings, lawsuits and other legal and business matters as reasonably requested by Transocean. You also agree to promptly send the General Counsel, Transocean Ltd., copies of all correspondence (for example, but not limited to, subpoenas) received by you in connection with any such matters involving or relating to Transocean, unless you are expressly prohibited by law from so doing. You agree not to cooperate voluntarily in any third-party claims against Transocean. You agree that nothing in this Agreement restricts your ability to appropriately respond to a subpoena or other request from the government or regulators nor does this Agreement restrict your ability to voluntarily provide information to the government or regulators to aid in law enforcement efforts.
7.	Choice of Law. This Agreement shall be interpreted and construed in accordance with and shall be governed by the laws of the State of Texas, notwithstanding any conflicts of law principles which may refer to the laws of any other jurisdiction. Any legal suit, action or proceeding arising out of or relating to this Agreement shall be brought in either the federal District Court for the Southern District of Texas—Houston Division or in a judicial district court of Harris County, Texas.
8.	Taxes. Transocean will have the right to deduct from all benefits and payment made under this Agreement any and all taxes required by law to be paid or withheld with respect to such benefits or payments.
9.	Section 409A.

The Agreement is intended to comply with the provisions of Section 409A and applicable Treasury authorities and, wherever possible, shall be construed and interpreted to ensure that any payments that may be paid, distributed, provided, reimbursed, deferred or settled under this Agreement will not be subject to any additional taxation under Section 409A.  This section does not create an obligation on the part of Transocean to modify the Agreement in the future and does not guarantee that the amounts or benefits owed under the Agreement will not be subject to interest and penalties under Code Section 409A.  Notwithstanding any provision of the Agreement to the contrary, continued medical benefits, if any, are intended to satisfy the exemption for medical expense reimbursements under Treasury Regulation Section 1.409A-1(b)(9)(v)(B).

Notwithstanding any other provision in this Agreement to the contrary, if you are a “specified employee” on the date of your “separation from service” within the meaning of Section 409A, payments and benefits payable under this Agreement due to a separation from service that are deferred compensation subject to (but not otherwise exempt from) Section 409A that would otherwise be paid or provided during the six-month period commencing on your separation from service for purposes of Section 409A will be deferred until the second business day after the date that is six (6) months following your separation from service.

10.	Notices. Notices provided for in this Agreement shall be in writing and shall either be personally delivered by hand or sent by: (i) mail service, postage prepaid, properly packaged, addressed and deposited with the mail service system; (ii) via facsimile transmission or electronic mail if the receiver acknowledges receipt; or (iii) via Federal Express or other expedited delivery service provided that acknowledgment of receipt is received and retained by the deliverer and furnished to the sender. Notices to you by Transocean shall be delivered to the last address you have filed, in writing, with Transocean, and notices by you to Transocean shall be delivered to Transocean c/o Executive Vice President and Chief Legal Officer, 1414 Enclave Parkway, Houston, TX 77077.
11.	Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and any successors or assigns of Transocean.
12.	No Other Payments or Benefits. Except as expressly provided in this Agreement, you acknowledge and agree that you are not entitled to and will not receive any other compensation, payments, benefits, or recovery of any kind from Transocean, including without limitation any bonus, severance, equity or other payments, including, without limitation, compensation, payments or benefits under the Prior Employment Agreement.

TRANSOCEAN OFFSHORE DEEPWATER DRILLING INC.

/s/ Janelle Daniel    Date: April 29, 2025

Janelle Daniel

Senior Vice President,

Human Capital Management &

Administrative Services

ACCEPTANCE OF AGREEMENT BY EMPLOYEE

I hereby accept this Agreement and agree to be bound by the terms and conditions stated in it.

Accepted this 29th day of April 2025.

/s/ Jeremy D. Thigpen

Jeremy D. Thigpen